April 13, 2012

VIA EDGAR AND FED EX

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Larry Spirgel, Assistant Director

Re:	Motorola Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 15, 2012
File No. 1-07221

Dear Mr. Spirgel:

Set forth below are the responses of Motorola Solutions, Inc. (“Motorola Solutions” or the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter addressed to Gregory Q. Brown, President and Chief Executive Officer of the Company, dated April 2, 2012, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) filed February 15, 2012 and the Company’s Current Report on Form 8-K dated January 25, 2012 (the “Form 8-K”). For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type.

Form 10-K for the Year Ended December 31, 2011

General

1.	Please update us on your direct and indirect contacts with Iran, Syria, Sudan and Cuba since your predecessor Motorola Inc.’s letter to us of July 18, 2008. We note that your website includes Sudan on your location list and that it lists Iran as an “associated country” under AC Line Cord Product Number 50-16000-220R and lists Iran under AC Line Cord Product Number 50-16000-255R.

2.	We also note that Future Information Technology Company (“FITCO”)’s website states that it is the first official distributor of Motorola in Iran and that Advanced International Electronic Equipment Company (“AIEE”)’s website states that it is a Motorola joint venture company based in the Middle East that provides equipment and services to a list of Middle Eastern countries including Syria. In addition, a 2011 news article reports that Motorola and several other Western companies participated in Iran’s 2010 International Telecommunications Trade Fair. 2010 and 2011 articles report Motorola and other American products being sold in Iran despite U.S. sanctions. It is not clear whether these articles and websites are referencing your products or Motorola Mobility Holdings’ products.

Iran, Syria, Sudan and Cuba are designated by the Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not provide disclosure about those countries. However, it includes disclosure that you operate in the Middle East, Africa and Latin America, regions that can be understood to include the referenced countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with those countries, whether through subsidiaries, affiliates, or other direct or indirect arrangements, since the July 2008 letter. Your response should describe any products, materials, technology, equipment or services you have provided, directly or indirectly, to the referenced countries, including any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

3.	Please discuss the materiality of your contacts with Iran, Syria, Sudan or Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Response:

As comments 1, 2 and 3 address the same subject matter we are providing a comprehensive response.

Motorola Solutions and its subsidiaries and affiliates do not maintain direct or indirect contacts, or have any agreements or commercial arrangements, with any governments or entities located in or controlled by the governments of Iran, Syria, Sudan and Cuba and would only anticipate doing so if allowed under U.S. regulations. We do not provide any products, materials, technology, equipment or services to Iran, Syria, Cuba or Sudan, except pursuant to the United Nation’s (“U.N.”) humanitarian program in Syria and Sudan as described below. Further, Motorola Solutions did not apply for export licenses to Iran or Cuba.

We maintain trade compliance policies and processes designed to ensure that no direct or indirect sales are made to Iran, Syria, Sudan or Cuba. The specific compliance processes will vary between business units based on the type of products involved, the distribution channels used and the intended market. All compliance programs include customer, destination and end use screening elements designed to minimize the risk of diversion to destinations subject to U.S. sanctions and export controls. Also, all of our contracts with distributors or other resellers include a compliance with laws provision, including for applicable sales, compliance with export laws and regulations.

While we are aware of periodic news reports indicating the presence of Motorola branded products in the referenced countries, such products are typically mobile handsets. Motorola Solutions has not and will not knowingly sell any of our products if it is determined that the end destination is a country subject to U.S. sanction or embargo.

Following are responses to the specific items raised by the Commission:

(a)	Our website does not include Sudan as one of Motorola Solutions’ locations. Rather, on our “Select Your Location” page, we include Sudan as a selection for a viewer of our website to click on to indicate the viewer’s location. We include Sudan as a viewer location because of the products provided in connection with the U.N. humanitarian program in Sudan, as described below.

(b)	The reference to Iran as an “associated country” in the descriptions of our AC Line Cord Product Numbers 50-16000-220R and 50-16000-255R refers to the compatibility of the plug with electric receptacles used in various countries. Notwithstanding this reference, we do not and will not provide any products, equipment, technology or services to Iran. We will delete all references to Iran in the description of this product.

(c)	Motorola Solutions is unaware of any arrangement or relationship with Future Information Technology Company (“FITCO”), and after a review of their website it appears that all “Motorola” products referenced are cellular phones. Cellular phones are products of Motorola Mobility Holdings, Inc.

(d)	Advanced International Electronic Equipment Company (“AIEE”) is a company organized under the laws of Kuwait, of which Motorola Solutions is a 49% owner. This entity does provide certain equipment and services in Middle East countries, however, it does not provide equipment or services to Syria. The reference to Syria was out-of-date and referred to work performed in Syria at the request of the U.S. government in 1999. AIEE has removed the reference to Syria from its website.

(e)

With respect to Iran’s International Telecommunications Trade Fair (“Trade Fair”), we have no knowledge of Motorola Solutions’ participation in such Trade Fair. We reviewed the list of exhibitors for the 2011 Trade Fair and it appears that one exhibitor, KAVA Intelligent Communications, listed that they had a variety of products to display, including “video conferencing equipments, VoIP phones, IP PBX, VoIP gateways, PTP wireless equipment, paging systems; representative of Polycom, SNOM, Aastra, Granstream, Yealink, ATCOM, AVAYA, Quintum, Yeastar, Motorola, Ubnt.” Motorola Solutions does not have a relationship or any contracts with KAVA Intelligent Communications.

(f)	The matters raised by the Staff’s letter do not pose a material investment risk to Motorola Solutions’ shareholders, whether measured quantitatively or qualitatively, as described below.

We had sales to the U.N. with an end destination of Sudan in 2009, 2010, 2011, and 2012 and to the U.N. with an end destination in Syria in 2010 and 2011. Sales under humanitarian U.N. programs totaled a very minor amount in each of 2009, 2010, 2011, and 2012 to date, representing no more than two-tenths of a percent of Motorola Solutions’ net sales in any one year and are therefore immaterial. Products which have been provided for use in Sudan and Syria consist of telecommunications equipment, such as radio equipment, and have all been delivered pursuant to licenses issued by the U.S. Commerce Department, Bureau of Industry & Security and/or under the U.S. Treasury Department, Office of Foreign Asset Controls. In all such cases, the purchasers and end users to our knowledge consisted of humanitarian or peacekeeping entities of the U.N. For the above reasons, we do not believe the de minimus sales to the U.N. for humanitarian purposes in Sudan or Syria results in any material risk for our shareholders that should be disclosed in our filings.

Item 3: Legal Proceedings, page 23

4.	Where relevant, please clarify whether and how your and Motorola Mobility’s indemnification obligations affect the matters discussed. We note that Section 5.3 of the Amended and Restated Master Separation and Distribution Agreement (Exhibit 10.1) provides a framework for determining indemnification in “Litigation Matters.” For example, disclose whether you will bear sole responsibility for the settlement agreement reached in the Silverman Federal Securities Class Action Case.

Response:

The indemnification obligations between Motorola Solutions and Motorola Mobility are not relevant to the matters discussed under Legal Proceedings on page 23 of the Form 10-K. We respectfully advise the Staff that in future filings we will, where relevant, describe whether and how such indemnification obligations affect the legal proceeding described therein. With respect to the Silverman Federal Securities Class Action Case, Motorola Solutions retained sole liability for the matter and Motorola Mobility has no obligation to indemnify the Company in connection with resolution of the matter.

Liquidity and Capital Resources, page 40

Cash and Cash Equivalents, page 41

5.	We note that 79% of your cash holdings, or $1.5 billion, is held in foreign countries and that you continue to evaluate and review various repatriation strategies to continue to efficiently repatriate cash. Since most of your revenues and operations appear to be based in the United States, please expand your disclosure to:

•	State how and why most of your cash is held in other countries, and whether there is any significant concentration of cash holdings in any one country.

•	Describe your repatriation strategies that enable you to continue to efficiently repatriate cash.

•	Address how you obtained exposure to currencies that are not traded in liquid markets and whether there is any significant risk associated with such exposure. Refer to the second paragraph on page 78.

Response:

As the Staff notes, as of December 31, 2011 79% of the cash holdings were held in foreign countries, while approximately 57% of our revenues for 2011 were in North America. This difference is due to several factors.

A majority of our domestic cash is invested in the Sigma Fund when practicable. Our Sigma Fund is classified separately from cash and cash equivalents within the balance sheet. Sigma Fund investments currently consist primarily of U.S. government, agency and government-sponsored enterprise obligations that are short-term in nature and represent a source of additional liquidity. See page 42 of our annual report for more information on our Sigma Fund investments.

In addition, Motorola Solutions spun-off Motorola Mobility Holdings, Inc. at the beginning of 2011 and divested other businesses during 2011, most significantly our Networks business. As a result of the above-mentioned transactions, our geographic footprint has changed significantly, and the capital and cash requirements in many countries where we do business have also changed. As we continue to right-size our capital and cash positions in various countries, any cash not required for working capital or that is part of a planned investment initiative, is incorporated into our repatriation program with the primary objective of transferring the funds to the United States to, among other things, meet our domestic obligations (discussed below). The effort and complexities required in many countries to permanently repatriate funds, especially in situations that may require an entity capital reduction, can be involved and lengthy. Furthermore, as part of our repatriation program, we attempt to minimize our exposure to both foreign and domestic taxes and other costs which may affect the timing of when the funds are transferred back the United States.

Lastly, the reduced level of cash within the U.S., as compared to all other countries and in comparison to our North American revenue concentration, can be primarily attributable to the liabilities and obligations of the U.S. parent company that were settled or paid using domestic cash during 2011. We note the following significant payments that were made during 2011, thereby reducing the amount of domestic cash and cash equivalents as of December 31, 2011:

•	Capital contributions to Motorola Mobility Holdings upon the distribution of the entity to the Company’s shareholders in the amount of $3.4 billion;

•	Repayments of senior, public market debt in the amount of $1.2 billion;

•	Repurchase of common stock in the amount of $1.1 billion;

•	Payment of dividends in the amount of $72 million; and,

•	U.S. pension plan contributions in the amount of $480 million.

We had immaterial cash and cash equivalent balances as of December 31, 2011 and 2010 in several African countries, which we consider non-liquid in nature due to unique currency exchange regulations. This cash was primarily generated from operations in our Networks business, which was divested in 2011. We are currently evaluating alternatives to directly or indirectly repatriate these funds to the U.S.

We will provide enhanced disclosures of our repatriation strategy in future filings, consistent with the following themes:

•	Repatriation of foreign funds continues to be a priority for the company given its domestic cash requirements.

•	We seek to prioritize repatriation activities to optimize tax planning and minimize costs.

•	Where appropriate, we may pursue capital reduction activities which can be more involved and lengthy. However, we have been successful using this as a method to repatriate foreign funds.

•

As of December 31, 2011 and 2010, approximately 27% and 28%, respectively, of the Company’s cash and cash equivalents were held in China. Where practicable, it is our intention to attempt to minimize large amounts of cash being aggregated in any one foreign country. To the extent that we have a material concentration of cash and cash equivalents in any country, in future filings, we will disclose such concentration.

Valuation and Recoverability of Goodwill, page 54

Goodwill, page 106

6.	We note that you determined that the Government segment and Enterprise segment each meets the requirement of a reporting unit. However, we also note you refer to the iDEN infrastructure business and the Global Services elsewhere in your filing. In addition, you referred to the public safety business, advanced data capture business, the WLAN business, and the enterprise mobile computing business in your Q4 2011 Earnings Call Transcript, as well as each of your geographic regions. Explain to us, in detail, the consideration you have given to the possibility of each of these businesses and geographic regions qualifying as an operating segment and as a reporting unit.

Response:

Segment Analysis

During the fourth quarter of 2010, our CEO and chief operating decision maker (“CODM”) announced the new Motorola Solutions leadership team as we neared our separation from Motorola Mobility Holdings. The new structure does not include separate general managers for each discrete segment. Rather, we have a matrix organization which aligns leadership to both product and go-to-market functions. One general manager leads our Product & Business Operations team, which is responsible for all product research and development, services, procurement, supply chain, and information technology. The second general manager leads the Sales & Field Operations team, which is responsible for worldwide go-to-market activities, for both the Government and Enterprise Segments, for all regions.

Our CODM regularly reviews the operating results of Product & Business Operations as well as Sales & Field Operations. Financial information is available at the product grouping level as well as on a regional basis. Various technology groups are aggregated to the product grouping levels of Government and Enterprise. Financial and operating results are reviewed primarily at these product grouping levels, which is why we believe segmenting at this level is most appropriate. We believe this is consistent with the guidance provided in ASC 280-10-50-9, which states,

“the characteristics of a segment may apply to two or more overlapping sets of components for which managers are held responsible. That structure is sometimes referred to as a matrix form of organization. For example, in some public entities, certain managers are responsible for different product and service lines worldwide, while other managers are responsible for specific geographic areas. The CODM regularly reviews the operating results of both sets of components, and financial information is available for both. In that situation, the components based on products and services would constitute the operating segments.”

We regularly evaluate our segmentation and have determined that all of our businesses generally have two sets of similar economic characteristics, aligning with either the Government or Enterprise segments. Historically, our conclusion regarding the similarity of economic characteristics has focused on long term gross margins; however, we also note that our Government and Enterprise businesses revenues and margins will move up or down in response to the same factors. For example, our Enterprise businesses are collectively affected by movements in certain verticals such as retail and logistics whereas our Government businesses are largely affected by the availability of funding by state and local public safety and first responder agencies. Additionally, these businesses also meet the additional aggregation criteria, as defined in ASC 280-10-50-11 (see further discussion below in the Reporting Unit section).

As a supplement to the Staff, we typically will comment on product lines and businesses that drive our segment results. At the end of 2010, and for fiscal year 2011, we provided guidance that included an anticipated decline of our iDEN infrastructure business. Throughout 2011, we found that the decline of this business was happening at a pace that was different from our original 2011 guidance. As such, in our earnings releases and public filings, we felt that the known trends of the iDEN infrastructure business should be discussed in order to explain the results of the Enterprise Segment. Similar to iDEN, we felt that highlighting certain businesses’ performance in certain periods would enhance the reader’s understanding of segment performance. We have no intention of mentioning businesses in a given period if they have not been a driver to performance, or if there are no known trends within those businesses to discuss. We note that the Staff has identified specific questions related to the iDEN infrastructure business, Global Services, the WLAN business, the Advanced Data Capture business, the Enterprise Mobile Computing business, and our Public Safety business. We have provided separate segmentation evaluations of these businesses for the Staff as follows.

iDEN Infrastructure Business

The iDEN infrastructure business is led by a line manager that reports into the Product & Business Operations general manager. Our CODM reviews the iDEN infrastructure business financial results as part of the Enterprise Segment.The long term margins have been, and are expected to be, similar to other Enterprise Segment businesses. From an additional aggregation criteria perspective, we note the following: (i) the nature of products and services being sold by the iDEN infrastructure business is similar in nature to those sold in the Enterprise segment due to the fact that iDEN and other Enterprise products are primarily designed for commercial use; (ii) the customers of iDEN and other Enterprise products are commercial in nature; (iii) iDEN infrastructure products, and the rest of the Enterprise product lines, are primarily manufactured at the same production facility; and (iv) Enterprise Segment products are sold both indirectly and directly to large customers; iDEN infrastructure products are sold directly to commercial carriers. Lastly, we note that the iDEN infrastructure business does not meet any of the quantitative thresholds, as prescribed by ASC 280-10-50-12, in order to be its own reportable segment. Based on the above analysis, we believe that results of the iDEN infrastructure business should be reported as part of the Enterprise segment of Motorola Solutions.

Global Services

Our Global Services organization is managed by a line manager who reports to the Product & Business Operations general manager. Financial information related to services sold is being reviewed by the CODM under either the Government or Enterprise segment, depending on which product segment those services fall under. From an economic characteristic perspective, we note that many of our services are installation and integration in nature, in addition to maintenance contracts. Accordingly, the demand for these different services is driven by the underlying product and as a result, revenues and margins typically move in conjunction with products that the services are designed to install, integrate, or maintain, respectively. Based on these similar economic characteristics, Global Services results are included in both the Government and Enterprise segments, as appropriate.

Additionally, since services revenues are required to be disclosed separately from product revenues on the face of our Statements of Operations, we feel that management commentary of the performance of our Global Services in the Management, Discussion, and Analysis is appropriate.

Enterprise Mobile Computing Business

Our Mobile Computing business is managed by a line manager who reports to the Product & Business Operations general manager. Our CODM reviews the financial information related to this business as part of the Enterprise Segment. The long term margins have been, and are expected to be, similar to the other Enterprise businesses. Many times, our Mobile Computing products are sold in a bundled arrangement with our WLAN and Advance Data Capture products. Accordingly, we feel that these businesses are highly correlated and have similar economic characteristics (see further discussion of the other aggregation criteria discussed in the Determination of Reporting Unit section below.) As such, we feel that the Enterprise Mobile Computing business is properly aggregated in the Enterprise Segment.

WLAN and Advance Data Capture (“ADC”) Businesses

Our WLAN and ADC businesses are both managed by the same line manager who reports to the Product & Business Operations general manager. Our CODM reviews the financial information related to these businesses as part of the Enterprise Segment. The long term margins have been, and are expected to be, similar to the other Enterprise businesses and accordingly, we believe these businesses have similar economic characteristics. From an aggregation criteria perspective, the customer bases of these businesses are highly correlated with the retail industry, consistent with the other Enterprise businesses. Additionally, it should be noted that these businesses would not meet any of the quantitative thresholds, as prescribed by ASC 280-10-50-12, in order to be its own reportable segment. As such, we feel that the WLAN and ADC businesses are properly aggregated in the Enterprise Segment.

Public Safety Business

The Public Safety business has been referred to in analyst calls as a subset of our Government Segment, typically referring to the public safety vertical that we serve. This business subset is not regularly reviewed by our CODM and no discrete financial information is available. The comments about this business were made in order to provide additional color on this vertical. This business would not meet the definition of an operating segment under ASC 280.

Determination of Reporting Units

Within our Government and Enterprise segments, discrete financial information (income statement only) is available by technology group and geographic region. Each technology group may be deemed a business under ASC 805-10-20; however, the geographic regions do not represent individual businesses. While each technology group could meet the definition of a component under ASC 350-20-35-34, these components share the same economic characteristics as outlined in ASC 350-20-35-35 and are therefore aggregated into two reporting units, Government and Enterprise. The following criteria were specifically relied upon in the aggregation of technology groups into two reporting units:

Government

•	Long-term average gross margin: The historical gross margins of all the technology groups are similar.

•	Nature of products and services: All technology groups are primarily focused on the sale of large system infrastructure equipment, related implementation services, and the corresponding devices.

•	Nature of the production process: Products from various technology groups are manufactured within the same manufacturing facilities and using the same manufacturing processes worldwide.

•

Type and class of customer: Products and services, regardless of technology group, are sold worldwide to government and public safety agencies including police, fire, emergency management services, and militaries.

•	Product distribution methods: All products and services are sold through both the Motorola Solutions direct sales force as well as independent and authorized distributors.

•

Regulatory environment: Each technology group within the Government Segment is subject to the same highly regulated environment often requiring appropriate levels of security clearance and strict compliance with federal and local regulations.

Enterprise

•	Long-term average gross margin: The historical gross margins of all the technology groups are similar.

•	Nature of products and services: Products and services provide customers with the infrastructure and devices they use to deliver products or services to retail consumers.

•	Nature of the production process: Products across the technology groups within Enterprise are manufactured together in only one location.

•	Type and class of customer: Products and services across technology groups are sold worldwide to customers focused in consumer retail markets.

•	Product distribution methods: All products and services are sold through both the Motorola Solutions direct sales force as well as independent and authorized distributors.

•

Regulatory environment: The various technologies and devices delivered through the Enterprise Segment are subject to regulation by various federal agencies including the Federal Communications Commission and Occupational Health and Safety Administration, among others.

Geographic area information, page 102

7.	Please add a footnote disclosing the major countries or geographic regions grouped in “Other, net of eliminations,” which in the aggregate account for a significant share of your Net Sales and Assets outside the United States.

Response:

ASC 280-10-50-41 requires revenues and long-lived assets to be disclosed by country, if those country asset and revenue concentrations “are material.” In the preparation of this disclosure, we have consistently identified and disclosed any country that is more than 5% for any of the years presented, in either: i) Net sales, or ii) Assets.

To further illustrate the country-specific dispersion of our businesses, during 2011, we note that there were 16 countries that had revenues that were in the range of approximately 1-4% of our total consolidated net sales which were not disclosed. Additionally, as of December 31, 2011, there were ten countries that were in the range of approximately 1-3% of our total assets. We believe that the countries that are under 5% for any of the above categories were, and continue to be, immaterial to our consolidated statements of operations and consolidated balance sheets.

ASC 280-10-50-41 also states, “A public entity may wish to provide….subtotals of geographic information about groups of countries.” Supplementally, in order to enhance the information about our geographic regions, we have provided the reader with net sales by geographic region on page 35 of our Management, Discussion, and Analysis.

Form 8-K Report filed January 25, 2012

Exhibit 99.1

8.	We note that your press release in Exhibit 99.1 includes a tabular presentation labeled “Non-GAAP Adjustments Bridge.” We do not believe it is appropriate to present a full non-GAAP income statement in your filings with us, including your Form 8-K earnings releases. The presentation of a full non-GAAP income statement may attach undue prominence to the non-GAAP information. Please revise in future filings to delete the full non-GAAP income statement presentation. Please refer to Instruction 2 to Item 2.02 of Form 8-K which states that certain provisions of Item 10(e) of Regulation S-K apply to disclosures under Item 2.02. We also refer you to the guidance in Question 102.10 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures dated July 8, 2011.

Response:

We respectfully advise the Staff that in all future filings we will delete the full income statement presentation of non-GAAP net income, labeled as Non-GAAP-1 and Non-GAAP-2 in the tables following the earnings release. We will continue to provide the reconciliations set forth on the pages labeled Non-GAAP-3, potentially supplemented by additional segment level reconciliations.

In connection with the responses in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of this disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further questions or comments concerning this response, or if you require additional information, please feel free to contact me at (847) 538-5476.

Sincerely,

/s/ Michelle M. Warner

Michelle M. Warner

Corporate Vice President, Law

Corporate, Securities and Transactions

Motorola Solutions, Inc.

cc:	Kathryn Jacobson, Staff Accountant

Robert Littlepage, Accountant Branch Chief

Jonathan Groff, Staff Attorney